ISSUER FREE WRITING PROSPECTUS

Filed pursuant to Rule 433(f)

Registration No. 333-158111

October 30, 2012

GRIFFIN-AMERICAN HEALTHCARE REIT II, INC.

Griffin-American Healthcare REIT II, Inc. (the “Company”) has filed a Registration Statement on Form S-11 (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Company, Griffin Capital Securities, Inc., the dealer manager participating in the offering, or any other dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free (866) 606-5901.

On October 28, 2012, Real Estate Forum published an article concerning American Healthcare Investors LLC, the Company’s co-sponsor, the full text of which is reproduced below.

Profile: American Healthcare Investors

The Phoenix Rises

The key executives from the former investment-management division of Grubb & Ellis Co. formed American Healthcare Investors in late 2011 to co-sponsor and advise Griffin-American Healthcare REIT II, just months before Grubb fell into bankruptcy. Here's how the team has emerged from the ashes and continues to grow.

American Healthcare Investors' founding principals, from left: Mathieu Streiff, Jeff Hanson and Danny Prosky.

42 REAL ESTATE FORUM OCTOBER 2012	www.reforum.com

By Carrie Rossenfeld

While it was highly publicized that Grubb & Ellis Co.’s brokerage division had suffered ills during the recession, and several brokers and teams moved on to other firms, its investment-management division and the healthcare REIT it sponsored could have been an unfortunate casualty. Instead, the senior executives that had been in charge of managing Grubb & Ellis Healthcare REIT II launched American Healthcare Investors to co-sponsor the REIT, and renamed it Griffin-American Healthcare REIT II shortly before Grubb & Ellis Co. filed for bankruptcy. The team has now been together for approximately six years and has collectively acquired and managed more than $5 billion worth of healthcare properties on behalf of thousands of investors.

“The REIT’s board knew it needed to move away from Grubb & Ellis Co. to protect the interests of the REIT’s shareholders,” Jeff Hanson, principal of AHI, tells Real Estate Forum. “The decision was made at the right time because on the day it was done, Grubb was delisted by the New York Stock Exchange, and bankruptcy was declared six weeks later. It was clear that the REIT would have to make a transition.”

The three principals who formed AHI had a wealth of combined experience that helped make this transition successful. Hanson, who, in addition to being a founding principal of AHI, serves as chairman and CEO of Griffin-American Healthcare REIT II, had served in a dual-capacity role with Grubb & Ellis as one of five executive officers of Grubb & Ellis Co. and CEO of the firm’s investment-management subsidiary, Grubb & Ellis Equity Advisors, and with the REIT as its chairman and CEO. Hanson had led Grubb & Ellis’ national investment-management platform, composed of publicly registered non-traded REITs, separate accounts and institutional joint ventures, from 2006 to 2011. Over the course of his career, Hanson has directly overseen more than $11 billion in combined real estate transactions across 32 states, including more than $4.0 billion of healthcare-related real estate assets. He has also been lauded as a rising leader and star, an executive to watch and a net lease executive of the year by real estate and investment publications.

Danny Prosky, another founding principal of AHI as well as the president and COO of Griffin-American Healthcare REIT II and a member of the REIT’s board of directors, has spent the entirety of his 20-year career in the specialized field of healthcare real estate investment, where he has been responsible for more than 14 million square feet of acquisition transitions. Prosky previously served as executive vice president of healthcare real estate with Grubb & Ellis Equity Advisors and as the president and COO of the REIT. Before launching the REIT, Prosky also served as EVP of acquisitions of Grubb & Ellis Co.’s first healthcare REIT from 2006 to 2009.

“I fell into healthcare real estate in early 1992, at American Health Properties in Denver,” Prosky tells Real Estate Forum. “A three-week temp assignment turned into a permanent job. In 1999, AHP was acquired by Healthcare Property Investors, the largest healthcare REIT at the time, and I worked there until 2006 as an asset manager and acquisitions officer. I was at the right place at the right time.”

Mathieu Streiff, principal and general counsel, served as EVP and general counsel of Grubb & Ellis Co., where he oversaw all legal matters for the company, including its investment-management and real estate services operations.

Prior to his appointment as general counsel, Streiff was SVP of investment-operations and chief real estate counsel for Grubb & Ellis Co.’s investment-management subsidiary. In this role, he was responsible for all real estate-related legal matters and directly oversaw the operations of the company’s public, private and institutional investment vehicles, including acquisitions, dispositions and structured-finance functions across a diverse range of investment offerings. Before that, he had served as an associate in the real estate department of Latham & Watkins LLP in New York, where he represented principals, developers and lenders in structuring commercial real estate transactions for clients including General Electric, Goldman Sachs and Health Care Properties.

“The three of us all joined the predecessor to Grubb around the same time in 2006 and have worked together closely for the last six years,” Streiff tells Real Estate Forum. “We helped expand the investment-management platform and the institutional platform as well. At that point, the Grubb & Ellis investment-management portfolio contained properties both inside and outside of the healthcare space.”

In forming AHI, the three principals teamed up with partner Griffin Capital, whose founding principal is Kevin Shields, to assume co-sponsorship of Griffin-American Healthcare REIT II. There are currently 40 employees at AHI, the majority of which have been together since 2006 and have made acquisitions as a fixed team during that time, forming two publicly registered, non-traded REITs in the healthcare sector. Stefan Oh, AHI’s SVP of acquisitions, spent 12 years at Health Care Properties as well, working on the second-largest publicly traded healthcare REIT.

“We’ve done about $15 billion in combined acquisition/disposition transactions, $8 billion of which was done at Grubb,” says Hanson. “We look forward in terms of the evolution and development of AHI. We will look to expand into managing institutional capital that invests in the healthcare real estate space.”

Those who have worked with the team since its Grubb & Ellis days say their individual expertise is what sets them apart from other firms. “They understand that it’s a relationship business, but they know who’s good with what,” says Chris Bodnar with CBRE. “Stefan, Brian McDonald and Paul Baker [members of the AHI acquisition team] are good on the acquisition side, but after that point they bring in their asset-management group. Chris Rooney [who leads AHI’s asset management division] comes in and has a great demeanor for working with tenants and doing his due diligence on the property. It’s a very standardized process that enables them to execute on a transaction very quickly.”

All of the principals agree that healthcare is the right sector to be in right now, and that the aging of America is driving tremendous growth for demand in healthcare services and therefore demand for healthcare-related real estate. According to statistics provided by the US Dept. of Health and Human Services, health-care is the largest component of the American economy, comprising more than 18% of our GDP. In fact, according to these statistics, Americans spent $2 trillion on healthcare in 2008, and by 2020 they are expected to spend more than $4.6 trillion per year.

“We have both a growing population and an aging population, and it’s easy to track,” says Prosky. According to the US Census, the number of people above age 65 in this country is projected to grow significantly over the next 40 years, doubling from 40 million to nearly 87 million people.

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The three founding principles of AHI have been working together since before their Grubb & Ellis days.

In addition, there are 86 million baby-boomers and seniors, and the oldest baby-boomers just began turning 65 last year. An average of 10,000 people a day turn 65 and will through 2030, and Americans today live almost 50% longer than what the average American was expected to live 50 years ago in this country.”

“Healthcare is already the single largest component of the nation’s GDP, but also the fastest-growing,” says Hanson. “Typically, you need to be a fledgling industry to be the fastest growing, but not healthcare. Healthcare is driven by demographics.” In fact, during the recession, while more than eight million American jobs were lost, demographic demand drivers led to the creation of 700,000 new healthcare jobs nationwide, including doctors, nurses, x-ray technicians, pharmaceutical workers and other areas, according to the Bureau of Labor Statistics. Furthermore, the Bureau projects that between 2008 and 2018, the healthcare job sector is projected to grow by more than 22%, generating 3.2 million new jobs—more than any other industry.

“Typically when I see a story in the local paper about the top ten job-growth sectors, healthcare is on the list,” Prosky says. “1992 was the last year we didn’t see positive job growth in health-care in this country. Despite multiple recessions, the number of healthcare jobs has continued to grow.”

The principals of AHI believe that this growth has extended to the medical real estate sector. Hanson says that even during the recent recession, the country didn’t see devaluation in healthcare real estate that was as significant as many other sectors, although the values did decrease.

Prosky points out that healthcare real estate is not recession proof, but rather was less affected by the most recent recession. Discretionary healthcare spending was more affected than necessary healthcare, but necessary healthcare increases as we age. “People spend more on healthcare as we age, and we’re living longer than in the past. Unfortunately, we’re also living a less healthy lifestyle than in the past. Obesity rates in the US continue to deteriorate. But we have continued to push up the age of longevity.”

According to the Centers for Medicare and Medicaid Services, significantly more money is spent on healthcare for the average 80-year-old than the average 65-year-old, and we spend a lot more on the average 65-year-old than on the average 45-year-old. “Demographic realities are causing healthcare costs to mushroom in this country the way they are,” says Hanson.

Speaking of healthcare costs, the Affordable Care Act is expected to further accelerate the demand for healthcare services and related real estate, the executives emphasize. “I think simply put, regardless of how you view it as a taxpayer, and regardless of the political situation, from the perspective of an investment-management firm that focuses on acquiring healthcare real estate, we expect Obamacare to drive demand for healthcare real estate ownership,” says Streiff.

In talking about Griffin-American Healthcare REIT II, Hanson says the REIT had a robust year despite a necessary transition at the sponsor level. “We’re pleased with the growth of the REIT’s portfolio, which has more than doubled to approximately $1.1 billion in value since January 1st, based on aggregate purchase price, as of the end of September.”

In addition to being a real-world example of the emergence of healthcare real estate as a major investment class, the portfolio is also diversified across 25 states.

“Griffin Capital Corporation, led by Kevin Shields and David Rupert, has been a phenomenal partner,” says Hanson. “They have been a hand-in-glove fit for us as a co-sponsor of the REIT.” Prosky says to date the firm has invested in 121 different buildings, mostly in the clinical healthcare sector, which has four asset classes: medical office, skilled nursing, assisted living and hospital. “Payor mix matters. Our tenants generate their revenue at our buildings, so it’s important to us that our tenants generate sufficient cash flow to pay their rents. We also want to ensure that revenue generated across our portfolio comes from a wide range of sources.”

For example, skilled nursing generates revenues from Medicare and Medicaid, assisted living from private-pay sources, and hospitals and MOBs generate revenues from government, private pay and private insurance.

Hanson is proud that the REIT’s portfolio is 96.5% leased, with an average remaining lease term of almost 10 years. Roughly 50% of the REIT’s portfolio is leased long-term in single-tenant leases under bond net leases. Three of the four product sectors in the clinical classes are single tenant; the firm doesn’t operate hospital facilities, but buys the brick-and-mortars and leases them back to the operators who run its real estate.

So, was starting AHI worth the effort for the team? “Any transition is a challenge, especially given the circumstances,” says Prosky. “This is a strong management team that ultimately did what was necessary to complete a successful sponsorship transition.”

Streiff says the transition was a challenging time, but also very exciting. “Not just the three of us, but the entire team believes in what we’re doing and is excited about what we’re doing.”

Hanson adds that healthcare is clearly the depth and breadth of the firm’s focus, and the AHI team has executed in the health-care real estate space across 32 states with multiple equity sources during their time together at both AHI and Grubb. He stresses the importance, when building a company long term, of achieving some level of diversity. “We will look to expand our institutional client base and seek to source high net worth and institutional capital partners. This may initially begin under a separate account basis and grow into institutional fund management. “

Streiff points out that the management team of AHI has experience working with various types of equity capital sources and would like to expand this aspect of the AHI business. “We are a healthcare real estate company that is very comfortable in the institutional arena. We’re focused on our non-traded REIT right now, but envision incorporating an institutional capital component to our platform. We’re building our company with this in mind as we move forward.”¿

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